UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL Announces Q1 2016 Dividend Payout and Adaptation of Dividend Policy

Item 1

May 18, 2016

ICL ANNOUNCES Q1’2016 DIVIDEND PAYOUT AND ADAPTATION OF DIVIDEND POLICY

Israel Chemicals Ltd. (“ICL” or “Company”) announced today that its Board of Directors, in its meeting of May 17, 2016, decided to distribute a cash dividend out of the adjusted net profit of the first quarter of 2016 in the amount of US$35 million, or approximately US$ 0.02745 per share. This dividend payment is based upon the new dividend policy adopted in this meeting as described below.

Further to the Company's announcement of March 16, 2016 (ref. no.: 2016-02-007665), regarding measures the Company is taking to strengthen its financial position, and due to the continuing volatile and uncertain situation in the agricultural commodities market, ICL’s Board of Directors has decided to adapt the Company’s dividend policy. For 2016 and 2017, ICL’s dividend payout ratio will comprise up to 50% of its adjusted annual net income, compared to the prior policy of up to 70% of the net income. This adaptation will serve to increase certainty for the Company’s shareholders regarding ICL’s distribution of dividends while maintaining ICL’s financial strength. The Board of Directors will revisit the Company's dividend policy once market conditions stabilize.

For additional information regarding the factors that the Board may take into consideration while approving the dividend distribution and restrictions on dividend distribution, see “Item 8 – Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” in the Company’s Annual Report on Form 20-F for the period ended December 31, 2015.

Additional details regarding Q1'2016 dividend

ICL's Board of Directors, in its meeting of May 17, 2016, has decided to distribute a dividend in cash out of the net profit of the first quarter of 2016 in the amount of US$35 million. The dividend amount per share is approximately US$ 0.02745.

Some shareholders will receive the payment in NIS and need to take into account the following: the amount of the dividend per share is not final and will be subject to changes due to the need to convert the amount from US Dollars to Israeli Shekels (NIS), according to the Bank of Israel's representative exchange rate known on June 6, 2016.

The dividend will be paid only to registered shareholders entitled to US$2 or above.

The record date is June 7, 2016; the payment date is June 22, 2016. In the current quarter, tax will be as follows: for companies and individuals residents in Israel, the dividend will be exempted from tax for companies, individuals will pay 25%. For foreign residents the dividend will be taxable at a rate of 25% or according to International Tax Treaties, at the lower. For additional information as to a possible refund procedure for taxes withheld in excess from non-Israeli shareholders per shares traded on NYSE, please visit the Company's webpage, by clicking this link (http://repo.icl-group.com/Lists/MediaServer_Documents/tax%20withholding%20on%20dividends%20for%20shares%20traded%20out%20of%20Israel%20-%20ICL%20

website.pdf).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 18, 2016